EXHIBIT 20

To Our Shareholders, Customers and Friends:

We are pleased to share the meaningful progress we have achieved in strengthening First National Community Bancorp, Inc.’s (the Company) financial position, solidifying our leadership team, developing and implementing more effective and efficient operating procedures, and returning First National Community Bank (FNCB) to its long-held position of prominence as the premier community bank in Northeastern Pennsylvania. Our goal over the last three years has been to make FNCB “Simply a Better Bank”. We believe our improved results for the first six months of 2013 Illustrate FNCB’s progress in meeting this important objective.

Our results for the first six months of 2013 include net income of $2.5 million, significant improvement in FNCB’s asset quality, an improving expense base, and a considerably improved balance sheet funding profile. These accomplishments reflect the tremendous efforts of our internal team along with the important support provided by outside consultants in 2010, 2011 and 2012, as well as during the current year. More work remains to be completed, but we believe that we are now able to focus on strategies for prudently growing FNCB and further strengthening our franchise.

Continued Progress Meeting Regulatory Provisions

We continued to focus considerable effort on complying with the provisions of the Consent Order with the Office of the Comptroller of the Currency (OCC), as well as the Written Agreement with the Federal Reserve Bank of Philadelphia, both of which were entered into in the second half of 2010. We are pleased to report that we believe that we have made substantial progress toward satisfying the requirements contained in these documents. Our efforts to comply with the provisions have resulted in implementation of organization-wide best practices, which enhanced our operational effectiveness and helped us to regain a competitive posture across our Northeastern Pennsylvania franchise. As of the date of this letter, we believe that we have met nearly all of the regulatory provisions of the Consent Order and the Written Agreement, except for the capital requirement provisions, and we believe that our current capital levels place us within striking distance of this final requirement. We strengthened our capital position by reducing specific balance sheet components, primarily through aggressive management of troubled credits and by changing the credit risk and deposit and leverage profiles of our balance sheet, and by growing capital through improved earnings results. Our goal since October 2010 has been to return the Company and FNCB back to normal regulatory status as quickly as possible. While we are unable to offer a definitive time table outlining when this will be concluded, we believe that a very large part of the journey is now behind us.

Asset Quality Improved to Strongest Level in Five Years

As a result of successful execution on strategies to strengthen our balance sheet risk profile and lower classified assets, FNCB’s asset quality metrics have improved to the strongest level in more than five years. At June 30, 2013, total non-performing loans of $8.3 million were 14% lower than the amount in December 31, 2012, and measured 70% lower than the peak of $28.4 million in 2010. As a percentage of total loans, non-performing loans fell to 1.30%, our lowest level in five years and 39 basis points lower than the average for FDIC reporting commercial banks with assets between $300 million and $1 billion at June 30, 2013. Likewise, the allowance for loan and lease losses as a percentage of non-accrual loans improved to 227%, the highest level since 2005 and significantly higher than the average of 197% for the peer banks described above. During the first six months of 2013 FNCB experienced net recoveries of 0.21% of average total loans versus net charges-offs of 0.12% of average total loans in the same period in 2012. We are very pleased with this progress and continue to focus on managing the risk in our balance sheet.

Executing on our Strategic Priorities

Despite realizing considerable progress in strengthening FNCB’s financial position, we remain acutely focused on addressing our balance sheet risk and further reducing the levels of classified assets, maintaining effective cost control, implementing plans to attain long-term revenue growth and, importantly, returning to a normal regulator-bank relationship.

In 2013, management implemented a proactive strategy and related task force to create process efficiencies, cost containment and reduction, and revenue enhancement, all with a focus on improving the customer experience while promoting a culture of constant improvement.

To reduce balance sheet risk and classified assets, we opted to sell certain higher-risk investment securities in 2012. Further, as a result of the effectiveness of our credit management efforts we had fewer problem credit foreclosures in 2012 and in the first six months of 2013 than in previous years. We are working effectively to rebuild our loan portfolio with new originations, as illustrated by our annualized loan growth of 15.4% through the first six months of 2013, with strong activity in our residential, consumer, and commercial real estate loan portfolios. On the other side of our balance sheet, we continue lowering the cost and improving the mix of our core funding. We have replaced higher-cost non-core deposits and have implemented a deposit growth strategy that concentrates on noninterest-bearing deposits. Combined with a methodical reduction in FHLB borrowings, we are managing our liabilities to optimize our profitability in this protracted low asset-growth environment. Our balance sheet and operations have become efficient and profitable as exhibited by our net interest margin of 3.26% for the first six months of 2013, which is equal to the average for all national commercial banks as reported by the FDIC in the statistics on depository institutions report at June 30, 2013. These results reflect an ongoing commitment to manage our balance sheet for the strongest possible long-term profitability.

Return to Current SEC Reporting Status Marks Important Milestone

After identifying a material weakness in our financial close process in 2010, we moved immediately to implement remediation efforts to address this issue. Our team worked closely with experienced consultants to restate certain prior period Securities and Exchange Commission (SEC) filings and to meet reporting requirements for periods which were delayed while we addressed the earlier period issues. In August 2012 we returned to current reporting status with the SEC when we filed our 2011 Form 10-K and the Forms 10-Q for the first and second quarters of 2012. Since that time we have completed our scheduled filings and released our financial results in the required timeframe for public companies of our size, and we expect to continue this practice going forward. Our return to current SEC reporting status moved the active trading of the Company’s shares back to the OTCQB, providing increased liquidity and visibility for our common stock, as illustrated by the 2013 year-to-date average monthly trading volume of approximately 50,000 shares.

Bolstering our Financial Strength with Enhanced Capital

Through balance sheet risk management and improved operational performance in recent quarters, FNCB's total risk-based capital ratio grew to 12.27% at June 30, 2013, up 244 basis points from our lowest level of 9.83% at December 31, 2010, during a time of significant economic downturn. We presently exceed the standard “well-capitalized” metrics established by the regulatory agencies, and each quarter we have grown closer to attaining a risk-based capital level exceeding 13% as stipulated by the OCC, and we believe we are positioning FNCB to return to normalized status with our industry regulators. We also believe we are positioning FNCB to remain a strong and independent competitor within our Northeastern Pennsylvania service area for many years to come. By maintaining the appropriate ratios of capital to assets we hope to regain the ability to pay our shareholders a regular dividend, as well as remove barriers to accessing additional outside capital for growth and expansion. Management and the Board of Directors continue to evaluate the sources and timing of capital generation options.

Our Retail Franchise – A Valuable Asset

Our organizational and financial improvements have been achieved without sacrificing our commitment to our customers and communities. We have maintained a strong deposit share and competitive presence in our primary markets, even while we implemented our deposit pricing and growth strategy. We believe our success in retaining our loyal customer base is attributable to our reputation as a service-oriented, local institution strongly committed to the communities that we serve.

In recent months, we have taken action to both strengthen and focus our retail banking presence. This included a thorough analysis of our downtown Wilkes-Barre presence, resulting in action to enhance our position in this important market. We announced plans in early 2013 to relocate our downtown Wilkes-Barre branch in a move which better serves the area’s business and personal banking customers. Approximately 1,500 downtown businesses are now conveniently located within a one-mile radius of our new 3,500 square foot downtown office. The new location at 1 North Main Street opened on April 29, 2013, and has been well received by our customers who are responding to the improved access and enhanced banking experience.

Another element of our strategic plan involved a comprehensive evaluation of our retail banking activities in Monroe County. In August 2013, we executed a “Branch Purchase and Deposit/Loan Assumption Agreement” for the sale of our Monroe County retail banking activities to ESSA Bank & Trust. We are currently working with ESSA to transfer this business and we expect to complete the conversion process in the first quarter of 2014. Upon closing, this transaction will provide an immediate financial benefit while further strengthening our capital position. We consider this a strategically sound move which improves operating efficiency and profitability, and allows enhanced focus on our efforts within our core service areas in Lackawanna, Luzerne and Wayne counties. We are committed to maintaining and growing the strong competitive position which FNCB has historically enjoyed in Northeastern Pennsylvania and believe our improved operational capabilities will support our planned growth over time.

Commitment to our Employees, Customers and Communities

Employee professional development is a priority at FNCB. Over the last few years, we have significantly enhanced our investment in training for employees at all levels. Executives and professionals regularly attend seminars and conferences targeted to their areas of specialty. In addition, FNCB offers in-house leadership training, sales training, product training and technical training on a regular basis. We’re particularly proud of our annual “Emerging Leaders Program” offered to employees seeking to grow into positions of greater responsibility.

Along with our commitment to make banking with FNCB the most convenient and rewarding experience possible for our customers, we are also living our objective to be “Simply a Better Bank” through our continuous dedication to the communities we serve. We provide ongoing support to many organizations that work to improve the lives of our customers. Also, in 2012, our employees volunteered more than 500 hours to 35 local service organizations. They donated their time to local food banks, built homes with Habitat for Humanity and participated in numerous community development and youth-focused programs. FNCB fostered their involvement by providing paid time- off and encouraging our employees to make a difference. In addition, FNCB has committed to promote financial literacy through its participation in the Teach Children to Save and Get Smart About Credit programs as part of our commitment to promote financial literacy in the classroom.  Through these programs, FNCB employees visit area schools to deliver grade-appropriate lessons on saving, budgeting and prioritizing by bringing together real life and classroom learning. Over the past two school years, FNCB employee volunteers have visited more than 3,000 students in Northeastern Pennsylvania.

We also provided financial support to a wide range of nonprofit organizations that address quality of life issues with an emphasis on low-to-moderate income communities. This support included grants to 269 nonprofit organizations within our service area in 2012. Recognizing the ongoing importance of education, FNCB contributes annually to fund scholarships, educational improvement and prekindergarten organizations through more than 20 nonprofit organizations within our market area. Even during a challenging economic period for FNCB, we continued to invest in programs that make a difference for our communities and demonstrated our commitment to this region.

Looking Forward

While additional work remains to be done, despite a period of measurable progress, we’re energized by how far we have come. We’re also encouraged by the strong support of our shareholders and customers, as well as the dedication of our associates who remain committed to providing service that sets FNCB apart from the competition. To recognize the importance of what our employees’ efforts mean to FNCB’s ongoing success, the Board granted 50 shares of the Company’s common stock to each active full- and part-time employee on December 17, 2012. The message communicated by this action was simple. Our Board believes that by aligning the interests of all employees with the interests of shareholders we’ll continue to experience the level of effort and dedication that has been so important to our turnaround.

Our priorities for the remainder of 2013 and for 2014 are:

•	Continue to add high-quality, profitable assets to our balance sheet;

•	Growth of noninterest income through better management of existing fees and service charges, wealth management services revenue, and implementing new sources of revenue;

•	Organic growth in our deposit base, primarily demand deposit accounts, through relationship building;

•	Investing in employee development through leadership and customer service training programs, and providing growth through advancement opportunities and increased responsibilities;

•	Continued development of a culture of full customer service through training programs concentrating on service qualities and sales activities; and,

•	Efficiency improvement, both operational and financial, through investment in our products, our people and our franchise.

We are encouraged by FNCB’s improved prospects for 2014. We have an experienced and knowledgeable management team that is now focused on advancing our market share. Our fully engaged directors provide a wealth of business experience and institutional knowledge to the process of guiding the Company’s strategic direction, and the Board is continually evaluating alternatives to further strengthen its oversight capabilities.

We thank you for your continued support of First National Community Bancorp, Inc., and we look forward to brighter days ahead. Our results do not yet reflect the potential of our customer-focused franchise, but we believe that the improvements which are now in place will translate into growth and increased value over the longer term.

Yours truly,

/s/ Dominick L. DeNaples	/s/Steven R. Tokach
Dominick L. DeNaples	Steven R. Tokach
Chairman of the Board	President and Chief Executive Officer